Filed by Teck Cominco Limited

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Inco Limited

Commission File Number: 333-134390

Date: May 25, 2006

TECK COMINCO LIMITED

May 25, 2006

TECK COMINCO LIMITED

Moderator:  Don Lindsay

May 24, 2006

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company’s development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, timing for listing Teck Cominco ‘s Class B subordinate voting shares on the NYSE, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco  and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco ‘s and Inco’s development projects and other operations, the availability of financing for Teck Cominco ‘s and Inco’s development projects on reasonable terms, Teck Cominco ‘s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco ‘s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco  Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco  and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco ‘s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Unidentified Participant:               Okay, ladies and gentlemen, we’d like to continue with this program. We are delighted to welcome our next presenter, Mr. Don Lindsay. Don is president and CEO of Teck Cominco, one of the largest diversified mining companies in North America with interests in zinc, copper, coal, Canadian oil sands, and gold. Mr. Lindsay joined Teck Cominco in January 2005 after a successful investment banking career that spanned over 20 years. Don is a graduate of Harvard Business School and Queens University. Now, Don, I’ll turn it over to you.

Don Lindsay:                                                                        Thank you very much and thank you all for coming. I’d like to start by introducing some colleagues who are here with me today — Ron Vance is our Senior Vice President of Corporate Development, and he will be taking part of the presentation. Greg Waller, our director of Investor Relations and Financial Analysis, and Gary Jones is our VP Business Development. So they are also here to help answer questions if need be.

Today I’d like to tell you about our offer for Inco. Our circular went out to the Inco shareholders yesterday. I’d also like to talk a little bit about the new Teck

Cominco, and the outlook for our core businesses, which we think is pretty exciting.

First, I will note that this presentation may contain and, in fact, will contain forward-looking information. Onscreen is the multi-phased disclaimer that the lawyers have drafted and for further information on risks and uncertainties please refer to our annual information form and the other filings.

The new Teck Cominco will be truly global in scale, and the closer you look at the transaction the more compelling it becomes. We will be a market leader in zinc, in nickel, and metallurgical coal. We have strong positions in copper, moly, precious metals, and platinum group metals, and excellent ability to finance a full pipeline of growth projects, cost savings of 150 million in year one alone, and I’ll talk more about that later, and immediate accretion to Teck Cominco’s cash flow per share.

The new Teck Cominco will be run by a well-espected management team and, above all, we are offering a better deal for Inco shareholders. For current Teck Cominco shareholders, I would like to answer the question of why nickel?  And the long-term fundamentals for nickel demand, we believe, are very good, led primarily by the emergence of a middle class in China. If China’s growth follows a similar pattern to Japan’s in the ‘60s, nickel demand in China could grow at a rate of 17% a year for the next 12 years. If that is the case, then the world is certainly going to need Goro and Koniambo and Ambotovoy and all the nickel projects that we can find.

The second point here is on the supply side. Large-scale nickel resources are relatively rare, and Inco has positions in most of the major districts of the world. These resources can be developed and expanded according to market demand. The deal we are proposing makes sense from a long-term investor perspective because Teck Cominco and Inco make an ideal fit. Teck Cominco has extensive financial resources that can be deployed to internally fund developments at the combined company’s exciting portfolio of growth assets.

In the forefront is our strong balance sheet and increasing cash flow, which totaled $1.7 billion in ‘05 and has continued to accelerate to $461 million in the first quarter of ‘06, which is typically a weaker quarter for us because of the seasonality in our zinc business and somewhat in our coal business. You may recall that Red Dog is in Alaska, and the shipping season only starts in July.

Now, this financial strength reduces our need for external funding and underpins growth on an ongoing basis. Inco has long life, low-cost assets as well as a number of development projects worldwide that have terrific potential. First is Voisey’s Bay in Labrador, which has started production and will be generating 120 to 140 million pounds per year of coal production. PT Inco in Indonesia is expected to expand from a current level of 155 million pounds a year to 200 million pounds in ‘09. And Goro, in New Caledonia, is projected to generate 40 million pounds starting in ‘08, rising to 110 million pounds in ‘09 and 125 million pounds from ‘10 onward. All told, that’s 60% growth in wholly owned new mine production over the year 2005.

There are other areas where Teck Cominco and Inco are an ideal fit. Right at the core of our values is the advantage of diversification. This is a bedrock principle at Teck Cominco. More diversification means less earnings volatility and, accordingly, higher share value and multiple. This pie chart illustrates Teck Cominco’s current revenue sources. Revenues from our zinc mining and refining business accounted for 35% of our top line in ‘05. Our copper business also accounted for 35% and our coal business for 27%. With nickel added in the new Teck Cominco, we get better diversification and total revenue more than doubles. And if you were to do this chart at today’s commodity prices, both zinc and copper have moved proportionately more than nickel, so you have even a better balance.

Within each of the business units are many important byproduct metals such as silver, indium, cobalt, molybdenum, and so on. Adding Inco’s position in nickel is an ideal fit, and we will do more as future opportunities like this one are identified.

Long life resources are vitally important. Over the long haul, and that is our main perspective, the winners in this business will be the companies that have long life, low-cost resource positions that allow them to weather down cycles and earn superior returns. We already have long-life resource positions in zinc, coal, and our oil sands business. Large-scale nickel sulfide deposits are rare and clustered in a few major regions. Inco is a significant player in five of these regions, and that’s a uniquely attractive position to be in.

If you look at the different properties that we mentioned here, Red Dog is 30 years plus; Elk Valley Coal is 30 years plus and probably 80 years of resources; Fort Hill is — we built it as over 40 years, but I think it will be much longer; and Antamina currently is at 19 years, but we suspect it will be longer. So all of those are very long life, low-cost positions and the matching nickel assets are the same.

Another reason the two companies fit so well together relates through operations management. Teck Cominco’s record demonstrates that we know how to run very efficient operations. A great example is the Antamina projects in Peru. This is one of the biggest and most challenging mining development projects in history. It’s a joint project between Teck, BHP, Falconbridge, and Mitsubishi, and despite our minority interest, we were instrumental in development decisions and implementation throughout construction. In fact, during the commissioning phase, they asked for our senior vice president to remain as chairman of the project during that crucial phase.

Engineering and building a copper zinc mine high in the Peruvian Andes is no small feat. It includes building a pipeline over two mountain ranges to get to park facilities, which we also engineered and built. The job was completed in 2001 at a cost of $2.2 billion. Despite these challenges the project came in ahead of schedule and under budget. We do know how to work with our partners to get the job done.

Our Red Dog operation in Alaska has come to be considered a model of cooperation between government, First Nations people, and industry. All parties came together to develop one of the richest zinc deposits in the world. Our social responsibilities include providing long-term sustainable benefits for the local people who make their own decisions on issues that affect them. And the Alaska industrial development authority actively participated by financing and constructing the access road and seaport. This project will provide decades of economic benefits for Teck Cominco and all of the other stakeholders.

Another example of our operating strength is our involvement in the Fort Hills oil sands project north of Fort McMurray. We became involved last year because our partners, Petro Canada and UTS, required a participant with open-pit mining expertise. Petro Canada judged that Teck Cominco’s proven abilities in this area would be a key contributor to the success of Fort Hills.

And I’ll add that the oil sands project is consistent with our strategy of emphasizing the development of quality, long-life assets in a variety of significant commodities in favorable jurisdictions, and Alberta looks like a very favorable jurisdiction relative to a lot of other countries in the world these days.

Yet another advantage of the fit between Teck Cominco and Inco is that we can become a more efficient and competitive mining company. There is a minimum of duplication or overlap in products in the market, so by merging we’d be not just in size but competitiveness. In fact, as you’ll hear in a moment, we’ve identified specific opportunities for remaining lean, focused, and effective at creating real shareholder value.

Now let’s take a look at the new Teck Cominco post-acquisition. Here we have a map showing the worldwide operations for both companies. The key point is to note that we have substantial exposure to the Pacific Rim, which is a very high growth area in the world economy. The combination of these two great mining companies will create the preeminent Canadian mining company, and here you see the world’s largest diversified mining companies ranked by enterprise value. When you combine Teck Cominco and Inco, you can see the new company would be in fifth place. If the Xstrata/Falconbridge merger is completed that would move us to sixth. Nevertheless, we would become the largest North America-based diversified mining company with an enterprise value of 32 billion.

The acquisition of Inco’s assets should provide an excellent opportunity as well to apply Teck Cominco’s hydromet process. This is our patented technology for treating nickel and copper concentrates. It holds substantial potential economic and environmental benefits for Inco’s projects. We see specific applications at Voisey’s Bay and possibly Thompson. This has the potential to make the new Teck Cominco nickel business not only an industry leader in nickel processing technology but also a model of environmental excellence.

The new Teck Cominco also provides a very attractive development pipeline especially from a timing perspective. This chart shows the major development projects that they are scheduled to be [saved] in. You can see that they come onstream in an orderly sequence. This way, cash flow generated from one completed project will help fund the capital requirements for the next one.

The new Teck Cominco will be a market leader in zinc, where we’re currently number one in mind production; nickel, currently number two, but we’ll be number one when Goro is complete; seaborne hard coking coal, where our 40% owned Elk Valley coal is number two seaborne hard coking coal producer; and we will be an important producer of copper and molybdenum with a growing and valuable gold business and additional interests in silver, platinum, palladium, cobalt, and specialty metals such as indium; and, finally, we’ll be a significant participant in the Canadian oil sands.

This deal is not just about creating a larger company nor is it just about realizing cost savings. It is about who is best positioned to actually realize the savings and create real incremental shareholder value. You’ve already heard that we will realize initial cost savings totaling 150 million in year one alone. We will get these in two different areas — first, G&A, we will realize at least 85 million in immediate savings, which amounts to about 25% of G&A of the two companies, pre-transaction; second, we have a high confidence target of 75 million in synergies in the Sudbury Basin.

To date, Inco and Falconbridge have not been able to work together to realize these synergies and, frankly, we don’t believe that you need a common set of shareholders to achieve them. At this point, I’m just going to step outside of the script and just give you a little bit of an anecdote, or a snapshot, about my experience with achieving efficiencies. And some people may not realize my background, but I am a mining engineer, and I started off my career at the Iron Ore Company, a large open-pit mines with Steelworkers’ Unions. I was a foreman right in the pit, and a general foreman subsequently and a planning engineer.

And back in the early ‘80s, in 1982-83, the steel industry was going through a very deep recession, and it had a big effect on the iron-ore business. At that stage, we needed to become more efficient in Labrador City, and it’s a mining town, 15,000 people. A mining town just like Sudbury is a community — all sorts of families who work together and who are related by marriage, who have Thanksgiving together and Christmas together, whose sons play hockey together, and I can tell you a little story about what I went through.

The mine superintendent that I worked for, his name was Bill Dwyer. He was six-foot-five, about 300 pounds, a very tough guy and a legend in that down. And when Bill had to eventually choose between Jerry King, one of his general foremen who he had grown up with in a small town in Newfoundland and [Orlie Mayo], who probably had a grade three education but was an outstanding performer for 25 years backing him, and decided one of them had to go down to the pellet plant where they’d worked for 10 years to get out of and didn’t want to go. This is part of the efficiencies and rationalization. That was a very, very tough decision. I can tell you that he would delay and delay and delay doing that.

When they had to choose between 10 foremen out of 38 foremen in mine operations and say “Ten of you have to go down to the pellet finder, the concentrator now,” where they’d worked for years to getting out. That was a very, very tough decision. He didn’t want to do it, so he gave it to me, and I’d only been there for three years. And then he ultimately sort of made the final decision.

But I can tell you that just because someone announces in Toronto that there’s a common set of shareholders doesn’t mean that in Sudbury all of the people at Inco and all the people at Falconbridge have changed. They’re all sitting in the same seats in the same chairs with the same history and the same legacy, and it doesn’t mean that they all jump up and stand at attention and be mobilized and say, “Now we’re going to get the synergies because today we have common shareholders.”  That’s not how it works in real life on the front lines in Sudbury.

And you have people, you have a whole set of Inco families, where the father and the grandfather and the son have worked at Inco, and a whole set of Falkenrich families. And believe me, when the mine superintendent is out at Inco, all of a sudden he has to say, “You know, I’m choosing the Falconbridge guy over the Inco guy” — that’s very, very tough to do, and they don’t just stand at attention and say, “We’ll do it because there’s a common set of shareholders.”

On the front lines it’s different. It isn’t like just a PowerPoint presentation where you put up big numbers, and we think the bigger numbers that are put up there,

the better it is, because that means there are more synergies, but it’s a lot easier to do it when you have an outside party come in that’s a changing team. Back in 1982, the way we did it is we had an outside consultant come in, and I actually worked with him. I was the interface with that company, and we went through mine operations, mine maintenance, the concentrator, the power plant, the railroad — spent six to eight weeks and identified the efficiencies and then moved the people where we aligned them, and that’s what it takes to do it — an outside changing team. So we think we have just as much chance, maybe even better, at getting the synergies, and we had the experience for having done it before, because in Elk Valley coal, where there were several owners — there was ourselves, there was Luscar, Teachers, a large institution, had a piece, Fording owned a lot. We took six mines, put them in one managing unit with one managing partner, and Mike Lipkewich, senior vice president of mining, had a target to get certain synergies and a date to get them done, and he got more synergies and got done faster. We’ve done it before. I ask you, have they done it before?

Just because you have a common set of shareholders does not mean that everything will just change like that. They say, “Oh, synergies are unique to them.”  I think it would be unique if they dropped them, they haven’t done it in 60 years, and that’s my bead on synergies.

Our ability to run a lean, profitable organization is illustrated by our track record. This slide show shows the relative performance of Inco and Teck Cominco B shares versus the S&P/TSX Mining and Metals Index. Here you see Inco’s share price performance over the past three years compared to the Metals and Mining Index. You can also see over the past couple of years that Inco has underperformed the index.

Now, here is Teck Cominco, again, compared to the same index over the same period, and we have significantly outperformed the index. I think the important point here is to look at the track record of the two companies, Teck Cominco under the leadership of our chairman, Dr. Norman Keevil and his management team over the years has consistently outperformed Inco as well as much of the industry.

Here you see the share price performance for Inco and Teck Cominco since 1970. Despite being blessed with enormous resources over the past 35 years, Inco’s share price has increased only 45%. Compare that with Teck Cominco’s share price, which has gone up more than 6000%. For another example, let’s go back to when Teck acquired Cominco five years ago. If you had been a shareholder of Teck Cominco at that time, your shares would have more than tripled in value by today. Part of the reason for that record of shareholder value creation has been Teck Cominco’s ability to increase cash flow. An example was our capex strategy over the past decade. During lean times in the late ‘90s and early in this decade, many companies cut back on capital expenditures. At Teck Cominco we did not. We continued to make prudent investments in plant and equipment and focused on getting our operations running well, and that is literally paying huge dividends today. As you may know, our dividend is twice the industry average.

Finally, we fully expect the new Teck Cominco’s portfolio of scope and diversity will justify a market re-rating with significant uplift in trading multiples. As of May 5th, we were trading at an enterprise value of EBITDA multiples of 5.6 times. Compare that with an average of 7.8 times for the Big

Three diversified mining companies. That’s where the multiple, again, would mean significant value creation for our shareholders.

I would now like to turn it over to Ron Vance.

Ron Vance:                                                                                   Thanks, Don. I’d like to begin with a quick summary of the terms of our offer. We’ve offered Inco shareholders $78.50, that’s CAN$78.50 per share in cash or 0.9776 Teck Cominco shares, class B shares, plus $0.05 per Inco share. Of course, there are maximums on these options — maximums of cash of $6.4 billion, and 143 million of Teck Cominco shares to be issued. At full pro ration that would equate to $28 per share in cash, and 0.6293 tax shares per Inco share.

They structured the bid in the spirit of a permitted bid to be opened for a minimum of 60 days. Inco’s shareholder rights plan, however, is in conflict with U.S. takeover rules, so we are also seeking regulatory relief to deal with this conflict.

There are certain key conditions to our offer, and the most significant are that a minimum of two-thirds of outstanding Inco shares must be tendered; that the Inco bid for Falconbridge must not be completed; the Inco rights plan must also have terminated; and that we have received all regulatory approvals that are necessary. I’d like to point out that we have, as of Monday this week, applied for listing of our B shares on the New York Stock Exchange, and we expect that listing to be effective prior to the closing of this transaction.

We believe that Inco shareholders will immediately begin to enjoy significant benefits, and those benefits include immediate participation in the very strong zinc and coal markets. They’ll gain increased exposure to the strong copper market, and they will enjoy an increased dividend yield. Inco now pays U.S.$0.50 per share, and at full pro ration the effective dividend to an Inco shareholders will increase to CAN$1.26 per share or more than double Inco’s current payout.

For Teck Cominco shareholders, the transaction offers a number of significant benefits. It will add unique strength and a market-leading position in nickel to our already-diverse portfolio of long-life, low-cost operating assets. Inco’s strong development assets when combined with ours will ensure sustainable cash flow growth. In addition, the acquisition brings strong cash-on-cash returns and will be immediately accretive to cash flow per share. And depending on the ultimate impact of purchase accounting rules, we expect it to be earnings accretive as well. And the new Teck Cominco’s larger scale and financial strength will greatly enhance our ability to compete for the next generation of  world-class assets.

While pursuing this combination to accelerate growth and value, our financial record over the past three years shows that our operations have been very well positioned to full capitalize on the robust commodity markets of today, even more than most companies. Our revenue over the three-year period from 2003 to 2005 has doubled from $2.2 billion to $4.4 billion, net earnings have grown nearly tenfold from $1.3 billion — from $134 million to $1.3 billion. Cash flow from operations is up nearly sixfold, and our free cash flow has grown nearly nine times over that period. Last year was $1.3 billion, and I can assure you that it’s continued to grow this year.

So we’re in an excellent position to complete this deal. At March 31st we had cash and short-term investments of over $3.2 billion, and in anticipation of this deal, we have put in place a fully underwritten bridge facility to supplement the cash required.

In addition, as you see, we have a 14-consecutive-year record of investment grade ratings.

Teck Cominco is known for running a very lean and efficient operation. For example, in 2005, our total G&A expenses were about CAN$89 million. Comapre that to Inco’s — more than 2.5 times as much at CAN$250 million. We are confident we can bring our well-established financial and operating discipline to create a strong new competitor on the world stage.

I’ll finish this financial review by summarizing why Teck offers Inco shareholders a better deal. Our offer price of 78.50 represents a 28% premium over Inco’s 30-day average share price as of May 5th, the day before we announced this offer. The $28 per share in cash, or $6.4 billion total payment, that’s a substantial contribution to Inco shareholders. The new Teck Cominco will have leading market positions in zinc, nickel, and coal. We’ll have a much stronger balance sheet with excellent prospects to increase our valuation multiple. And Inco shareholders, as we said, will see their dividends more than double.

Don?

Don Lindsay:                                                                        Thanks, Ron. You just saw that Teck Cominco is extremely profitable and growing with a solid financial position, but we think the market is underestimating our current earnings power. For example, zinc averaged $0.73 a pound in the 12 months at the end of the first quarter of this year. In the first quarter, the price on the LME averaged $1.02, and this morning the spot price was $1.58. For every penny the zinc price goes up, our net earnings increase by $10 million annually. In the six weeks since the end of the first quarter, that price of zinc has gone up by $0.56 over the Q1 average. That translates into another $550, $560 million in annual earnings power.

Let’s look at copper — for every penny the price goes up, we earn another 4 million in annual profit. Copper prices have increased by about $1.38 over the Q1 average, and that gives us another 550 million in annual earnings power. Even thought the price of coal eased with the advent of the new coal year, for calendar 2006 we could expect an average price realization to be 12% higher than in 2005. All this is offset somewhat by a stronger Canadian dollar. The change in the dollar since the first quarter would reduce our annual earnings by about $120 to $150 million.

So we’ve done the math on the other commodities, too, and the overall results are that our net earnings power annually has increased by about 900 million since the end of the first quarter. That’s just six or seven weeks ago, and that’s over the $1.6 billion that we earned for the last 12 months ending up to the end of March. So for Teck Cominco, an acquisition like Inco is very manageable.

Finally, I will conclude with two observations on the new Teck Cominco. The first is that we will be in a unique position to create a Canadian mining powerhouse that’s among the upper echelon of global industry leaders. The size and diversity of the new Teck Cominco will allow greater flexibility and financial strength to pursue future growth opportunities.

The second relates to operating performance and management. You can compare earnings, operations, assets, environmental compliance, and everything else, but, at the end of the day, investors consider the management team that’s running the company. Dr. Norman Keevil and his management team have an outstanding record in managing diverse mining operations for the benefit of shareholders. When Inco is part of the new Teck Cominco, we will continue to implement best practices and technologies.

In summary, this is a compelling transaction for both companies. We will be a market leader in zinc, nickel, and metallurgical coal with strong positions in copper, moly, precious metals, and platinum group metals and excellent ability to finance a full pipeline of growth projects, cost savings of 150 million in year one alone, and immediate accretion to Teck Cominco’s cash flow per share. The new Teck Cominco will be run by a well-respected management team and, above all, we are offering a much better deal for Inco shareholders.

Thank you very much, and we’d be pleased to answer any questions.

Unidentified Participant:               Don, two questions. With respect to this transaction, and [unintelligible] conference call last week, I wondered, would you, under any circumstances consider locking in and hedging some of the commodities to fund your cash portion?  I know you’re funded, but I just wondered under any circumstances you’d consider that?

Don Lindsay:                                                                        Our policy on hedging, to date, has been the following — and that is that if we have a major capital expenditure such as the oil sands, for example, that we would look at hedging an amount of production generally using puts — by buying puts and leaving the upside to recover the capital that we’ve expended. So, for example, we’ve got $2 billion or so committed to the oil sands. We look at that — we wouldn’t do this until we’re finished — the engineering and scoping of the project until we knew exactly what we had, but at that stage you might consider facing a third of production, buying puts out to 10 years, and you can do that at substantially higher prices — probably $20 or more — higher than what our base case is. Lock that into get recovery of capital. And so that’s something we would consider.

Other than that, we wouldn’t normally hedge copper and zinc, for example. It’s not as if we need to protect the other stakeholders of the company. The company is in strong financial position, and if we did that, the way I would think about it is that we would then be changing your investment in us from an investment in the collection of operating assets with certain leverage to commodity prices to an investment in those assets and management’s ability to outguess the commodity price. And, you know, generally, we’re too close to it, and as you’ve seen in the history of the industry, it doesn’t work that well.

In fact, I’ll tell you, I’ve been following copper since 1968. It was my first copper mine. In 1969, I bought my first mining stocks, in 1979 I did my thesis on the effects of the LME copper price on the North American future price, and the only thing I’ve learned so far is that I don’t know. So we would be unlikely to hedge.

But I think your point’s valid in that this is a big capital expenditure, as such. We made sure that we designed it in terms of the cash and share balance so that we would be reaffirmed immediately with our triple B mid rating, which is higher than the other two companies. And when they do that, they assume fairly conservative commodity prices. One thing about these commodity prices, they aren’t the only ones questioning how long will it last and so are we, but it isn’t some sort of new business concept. It isn’t dot-com. This is real. We’re producing metal every day and selling it for these prices. We calculated our monthly earnings, too. We’re not going to disclose it, but we agree with Falconbridge and their numbers. So we’re in a pretty strong position. I’m not sure we would do that.

Unidentified Participant:               A second question — you answered it in the conference call — but I’ll just bring it up again — in the capital structure, I know you’ve really performed well, and it hasn’t been an issue, but we had a company called Goldcorp a few years ago that performed very well and then they announced a change in the capital structure and it went up further. Given what you did the coattails agreement with the Cominco merger a few years ago, that helps you. This would be a pretty good time. It would seem to give that extra boost you need to get this transaction done. Any chance at all that capital structure changes — the B shares?

Don Lindsay:                                                                        Well, you know, I agree with you. I’d say there’s always a chance. It’s not on the table at the moment, but at some point down the road, once you’re a certain size, it becomes less and less relevant. I do know that those who hold these shares are very cognizant of the issue and look at it quite closely. For now, it’s not on the table.

Unidentified Participant:               How much are you willing to adjust towards the regulatory issues with the Canadian government that might arise towards this bid for the Inco?

Don Lindsay:                                                                        Well, we’re Canadian, so we don’t get reviewed by Investment Canada. I think it’s a very important question, though. One of the answers to this transaction, people look at who else would come in, and when we look at that, we think there are six factors where we have a positive on all six factors, and other companies, all of them would be foreign, don’t have a positive on all of them except, for example, Investment Canada, which is your direct question, we wouldn’t be reviewed, but each of the other companies would be reviewed.

In competition, for example, we don’t have any product overlap. Clearly, if you looked at one of the major competitors, the largest mining companies, will be very strong. In nickel, they’re number three in nickel, they would have the same problem that Inco and Falconbridge have currently getting through the Department of Justice and the EC. In terms of the unions, for example, we have a good relationship with the Steelworkers’ Union. I had dinner with the top people, leadership, there last night, and we just settled a contract with the Steelworkers’ Union on our largest coal mine for five years and 3,300 Teck Cominco employees are already part of Steelworkers, so we have a good relationship with them. But we know that the Steelworkers will not necessarily support various foreign players and will fight hard against them.

In terms of tax synergies, we have — we’re paying a lot of taxes, we’re making a lot of money, but the broader collection of assets in Canada that makes agreements will give us a tax measures that foreign players wouldn’t be able to get. We have CESL, our patented technology, that is a real wild card, people should pay attention to that, and I think foreigners would look at that quite closely.

Last but not least, I think the ability to get synergies that I just talked about is easier for a Canadian in Sudbury. We do know that the Steelworkers would very much prefer to have a Canadian owner in Sudbury, and we’re as Canadian — we’re more Canadian that either of the other companies in terms of shareholders, and you want to see me get passionate about Canada, you know, I think my favorite movie is “Canada Russia 1972.”

Unidentified Participant:               Don, for this transaction to be accretive to cash flow, what would be the assumptions on the nickel and copper price that you need to make that work?

Don Lindsay:                                                                        We don’t actually disclose one case so you can assume, and rightly so, that we’ve done a whole variety of cases. You might find it interesting to know that being a mining company generally conservative on commodity prices, every single one of our cases has commodity prices going down, and whether they go down all the way to what would be normal long-term prices within three years or five years, it depends on the commodity, because each one is different. But, from a cash flow per share point of view, every scenario is accretive and part of that comes from production growth profile that would then grow. Part of it comes from the financial structure of the transaction. There’s a fair bit of cash here — $6.4 billion, which takes out shares out of the denominator. So the Street has always told us, and I know from my history, that the single biggest determinant of share price is cash flow per share. So I’m very focused on cash flow per share, and that’s why we’ve structured it this way.

Unidentified Participant:               [inaudible]

Don Lindsay:                                                                        I like the $8.

[laughter]

Unidentified Participant:               [inaudible]

Don Lindsay:                                                                        It’s accretive because when you go forward and make your different assumptions on commodity prices, which is — like we think that a normal environment will occur at some stage. We don’t think $3 copper is going to last that long. That just happens to be our view. I note that it was announced yesterday that copper was in surplus for January and February. I’ve got to be realistic on these things. We’re quite bullish on zinc, and the fundamentals support that. But you have to do all the different scenarios. The scenario that you just described, I agree with you, but although I think you’re low on the goal by quite a margin. But the value of our oil sands, the value of our gold assets, the cash balance that we have — if you just deducted that from the market cap, then you’d get a pretty low multiple.

I think the market cap’s a little bit artificial, because if you look at this transaction, and the [unintelligible] actually takes place, and, you know, I used to run a large M&A business, so I’ve got some familiarity with it. But in the four corners here, there’s only one logical short, and we aren’t listed in New York yet, which I wish we had been. I think that’s been demonstrated that’s an important move to make. We’ve taken that move, and that application is in, and we hope that it would be listed before the transaction closes. If it was listed, and there was more liquidity, you wouldn’t have seen as much of a move in the last couple of weeks.

But the other thing I’d look at is, rightly or wrongly, the market — I mean, the central issue in the mining industry today is the direction of commodity prices, and the market saw the move since April 1st, and it was rocketing up, and everyone — generally, when you see that, you think, “Oh, it’s the final blowout about to come,” and what goes up like a rocket tends to come down like a stone. So most large institutions step back and say, “Well, I better not be buying into this.”  And likewise, in fact, if you give them an excuse to sell, they probably would sell.

And so you have a pretty jittery market up there. I think as we get closer to our bid date of July 24th, when we announce our earnings shortly before that, and people just see what you just described, I suspect our share price will be affected. And don’t forget the $2 dividend in there, too. We have more than some bank stocks. Other questions?

Unidentified Participant:               Can you give us your interpretation of the political developments in Peru and maybe how that might be affecting your decisions for expansion or new investments?

Don Lindsay:                                                                        It’s a good question. I get an update on Peru e-mailed to me every day. We’re cautious. I mean, so far we haven’t had any effects, as such, but the statements that the leading candidates there, or the history that they’ve had would not be encouraging, and so my guess is that most mining companies around the world would be hesitant about investing new dollars in Peru right now. Peru is the third largest zinc-producing country in the world, so, in a funny sense, that sort of helps the zinc story in terms of support for the zinc price going forward. But, you know, things have been — Antamina has been a tremendous success after all of the shareholders vis-à-vis Falconbridge, Mitsubishi, and ourselves, and so far it’s going fine. So we hope that whatever the result is that reason has to prevail and that they’ll recognize that it’s making a tremendous contribution to the community because there’s two aspects to that.

One is, there’s the direct deduction off operating profits that goes to employees locally, and at these prices, those employees are doing extremely well. So they’d kind of like to see it keep operating and no change. And then, likewise, a certain share of the taxes that go to the central government have to be sent back to the region where the mine is, and so I think those are mitigating factors that should help stability. But, at the end of the day, we’re watching like everybody else. Yes?

Unidentified Participant:               I have a question — why don’t you consider acquisitions in your core commodities — zinc or coal — standing more in that area instead of buying nickel assets?

Don Lindsay:                                                                        I think in coal we like the position we’re in, and we have expansion capacity already built in. We were limited earlier by tires, now we’re watching the whole sales situation. We made an announcement on Friday that we just hired a new executive from a major mining company, one of our major competitors, to come and become president and CEO of Elk Valley coal. So we think that’s a great move, and it’s just a week after having hired the chief operating officer from Falconbridge to join us as well.

So coal business — I don’t think we would want to make acquisitions there. I think the coach in that business is to have stable production, keep the market tight, and prices firmer than what they would have been a year or two years ago. On zinc, we have a very good position in zinc. We’re number one in the world currently. We have a lot of resources that are available to us, and we could drill more at Red Dog, and we think it’s very prospective. We are opening one Lennard Shelf with Falconbridge. We have Sa Dena Hes as well, so we’re kind of covered in zinc. Other commodities, and we could more in oil sands, over time, once we’ve sort of finished the work we’re doing on Fort Hills. We like iron ore. I’ve been on the public record of that. Our customers have asked us to get into iron ore, and if I could have done something there before this, because it sits in that part of the portfolio where you’re negotiating a margin with your customer. We’d like to have a core part of our portfolio in that. You can’t always dictate the timing of when acquisitions are available, so this one came up. The market put this back on the table, so we acted quite quickly when we saw it.

But we are always looking at other alternatives.

Unidentified Participant:               [inaudible]

Don Lindsay:                                                                        Well, about the gold business — the gold industry is in a bit of a frenzy right now, and everyone is looking for growth and replacement of the reserves, and it’s very difficult. We have five properties now, because we’re backing into a property in Turkey were we were the operator, or a joint operator. We have one mature asset but has very good leverage with that. The cooperation is very good at Hemlo. We have a brand-new asset, Pogo, that is operating at about 75% right now. When we get the new filters, it will be up to 100%, and it’s low cost and has great potential. Then we have announced an acceleration of the pre-feasiblity on the Morelos, so there’s good growth there in the Morelos mine and Lobo Marte as well. So that portfolio is extremely interesting to the gold companies. So, as you might imagine, they’re beating a path to our door and putting offers on the table. So I know it’s worked, and we determined that we will do a transaction to change the form of ownership so I won’t just have to say that I think your long goal, I can point to a number.

But we want to finish Pogo first, because that’s where we’re creating the value. That’s going to take a few months longer. We’re having a formal opening on June the 5th, and our partner, Sumitomo, is coming over, and the governor and the senators and so on. So we’re very pleased with it, but we’re just going to wait a few months and then do that sort of transaction. Then we’ll see what it’s worth then.

And in the “sometimes better to be lucky than smart” category, the delay has helped us, and the gold price is up a couple hundred dollars, so we’ll be able to show a higher value. Any other questions?  Well, with that, thank you very much.

[applause]